Exhibit 10.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement by and between Heckmann Corporation (the “Company”) and W. Christopher Chisholm (“Executive”) is made this 9th day of November, 2011 (the “Agreement”). The parties hereto agree to the employment of Executive by the Company on the following terms and conditions:

1.	Commencement and Term of Agreement

Executive’s employment under this Agreement will commence and become effective on November 15, 2011 (the “Employment Start Date”) and continue for a period of three (3) years (the “Term”), unless earlier terminated pursuant to the provisions of this Agreement. The Term may be modified or extended by mutual agreement.

2.	Positions and Appointments

Executive shall serve as Executive Vice President and Chief Financial Officer of the Company and shall also serve as the Company’s treasurer. As such, Executive shall report to and have the duties and responsibilities assigned by the Company’s Board of Directors, its Chairman and Chief Executive Officer and/or the Company’s President and Chief Operating Officer. Executive agrees to serve, without additional compensation, as an officer or director for each of the Company’s subsidiaries, partnerships, joint ventures, limited liability companies and other affiliates as determined by the Company from time to time. Executive shall perform his duties during reasonable business hours from the Company’s offices in Pittsburgh, Pennsylvania. Executive may be required to travel occasionally and/or for extended, reasonable periods of time for business purposes, including to any other office maintained by the Company. Executive shall perform faithfully and diligently all duties assigned to Executive.

3.	Base Salary

The Company will pay Executive a base salary in cash at the rate of $250,000 per annum, payable in accordance with the normal payroll practices of the Company. Executive’s base salary may be changed by mutual agreement at any time during the Term.

4.	Incentive Compensation

4.1	Guaranteed Bonus. Executive shall receive an annual guaranteed bonus equal to ten percent (10%) of Executive’s base salary (the “Guaranteed Bonus”). The Guaranteed Bonus earned by Executive for any fiscal year shall be paid by the Company in cash (except as otherwise elected by Executive pursuant to Section 4.3) during the period beginning on the first business day of the next succeeding fiscal year and ending on the 15th day of the third month of such succeeding fiscal year.

4.2

Discretionary Bonus. Executive shall be eligible to earn an annual discretionary bonus of up to fifty percent (50%) of Executive’s base salary (the “Discretionary Bonus”), based upon the achievement of such Company and individual objectives as determined by the Compensation Committee of the Board of Directors of the Company (the “Compensation

Committee”). The Discretionary Bonus earned by Executive for any fiscal year of the Company shall be paid by the Company in cash (except as otherwise elected by Executive pursuant to Section 4.3) during the period beginning on the first business day of the next succeeding fiscal year and ending on the 15th day of the third month of such succeeding fiscal year.

4.3	Equity Awards.

(a)	Stock Option. Upon approval by the Compensation Committee as soon as practicable following the Employment Start Date, Executive shall be granted pursuant to the Company’s 2009 Equity Incentive Plan (the “Plan”) an option to purchase one hundred fifty thousand (150,000) shares of Company common stock (the “Option”) at a price per share equal to the fair market value of a share of Company common stock determined on the Employment Start Date in accordance with the Plan. The Option shall vest over a three-year period at the rate of 33-1/3% upon the first anniversary of the date of grant and 1/36 per month during the succeeding 24-month period, subject to the terms of this Agreement and Executive’s continued employment through each respective vesting date.

(b)	Common Stock in Lieu of Cash Bonus. At Executive’s written election made on or before December 31 of each calendar year during the Tenn, Executive may receive payment of the Guaranteed Bonus and any Discretionary Bonus to which Executive may be entitled with respect to services to be performed during the next succeeding calendar year during the Tenn in the form of an award of fully vested shares of Company common stock (the “Bonus Stock Award”) to be granted by the Compensation Committee pursuant to the Plan on the date such bonus would otherwise be paid in cash, with the number of such shares determined by dividing the cash value of the bonus by the fair market value of a share of Company common stock determined on the date of grant in accordance with the Plan.

(c)	Restricted Stock. Executive shall receive a grant of 150,000 restricted stock units pursuant to the Plan which shall vest entirely on the third (3rd) anniversary of the grant date.

(d)	Awards Subject to Plan. All equity awards granted under this Section 4.3 will each be subject to the terms and conditions of the Plan and the applicable standard form of award agreement provided pursuant to the Plan (except as modified by this Agreement), which Executive will be required to sign as a condition of receiving each such award.

4.4	Other Discretionary Compensation. During the Term hereof and as long as Executive is employed by the Company, Executive shall be entitled to receive annual or other periodic discretionary cash, equity or other incentive compensation or bonus as the Board or the Compensation Committee shall determine to be appropriate from time to time, in their sole discretion. Executive may be eligible for future equity awards at the sole discretion of the Compensation Committee.

5.	Expenses

The Company shall promptly reimburse Executive for all reasonable travel, accommodation, marketing, entertainment, and other similar out-of-pocket business expenses, including certain reasonable and customary travel and relocation expenses (including reimbursement of any income tax consequences related to relocation cost reimbursements), until such time as Executive sells his home in Kingwood. Texas, necessarily incurred by Executive in the performance of his duties, provided that any expense reimbursement claims are supported by relevant documentation and are made in accordance with the Company’s expense or travel policies. All such expense reimbursements shall (a) be paid no later than the earlier to occur of 30 days after request for reimbursement or the last day of Executive’s taxable year following the taxable year in which the expense was incurred, (b) not be affected by the amount of expenses eligible for reimbursement in any other taxable year and (c) not be subject to liquidation or exchange for another benefit.

6.	Benefits and Vacation

Executive shall be entitled to participate in, and receive benefits as permitted by applicable law under, any pension benefit plan, welfare benefit plan (including, without limitation, health insurance), vacation benefit plan, including 15 paid vacation days per annum, or other executive benefit plan made available by the Company to its senior executives. Any such plan or benefit arrangement may be amended, modified, or terminated by the Company from time to time with or without notice to Executive,

7.	Termination of Employment

7.1	By Executive.

(a)	Voluntary Resignation without Good Reason. Executive may voluntarily terminate his employment with the Company at any time without “Good Reason” (as defined below) upon thirty (30) days’ advance written notice to the Company. Upon such termination, Executive will be entitled to receive only his compensation earned through his final day of employment (the “Accrued Compensation”), consisting of base salary, amounts due Executive pursuant to Sections 5 and 6, and Executive’s rights under all then outstanding equity awards held by Executive to the extent vested in accordance with their terms through his final day of employment.

(b)

Voluntary Resignation for Good Reason. Executive may voluntarily terminate his employment with the Company for Good Reason within ninety (90) days following the initial existence of a condition constituting Good Reason, provided that Executive delivered to the Company written notice of such condition within thirty (30) days following its initial existence and the Company failed to cure such condition within thirty (30) days following receipt of such notice. Upon such termination, Executive will be entitled to receive his Accrued Compensation. In addition, subject to Section 11 and provided that Executive executes a full general release in a form satisfactory to the Company releasing all claims, known or unknown, that Executive may have against the Company and its affiliates and such release has become effective in accordance with its terms prior to the sixtieth (60th) day following Executive’s termination date, then Executive shall be entitled to:

(i)	payment by the Company in a lump sum on the sixtieth (60th) day following Executive’s employment termination date of an amount equal to twelve (12) months of Executive’s base salary then in effect immediately prior to Executive’s termination of employment; and

(ii)	payment by the Company of the premiums required to continue Executive’s group health care coverage under the applicable provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), provided that Executive timely elects to continue such coverage under COBRA, for a period ending on the first to occur of (A) the date twelve (12) months following Executive’s termination of employment, (B) the date Executive ceases to be eligible for coverage under COBRA, and (C) the date Executive becomes eligible for health care coverage through another employer; and

(iii)	acceleration in full, effective as of Executive’s final day of employment, of the vesting and/or exercisability of all then outstanding equity awards held by Executive.

(c)	Good Reason Defined. For purposes of this Agreement, “Good Reason” shall mean: (i) a material diminution in Executive’s base salary, (ii) a material change in the geographic location(s) described in Section 2 at which the Executive must perform the services, excluding required business travel described in Section 2, (iii) a material reduction in Executive’s duties, position, or responsibilities relative to Executive’s duties, position, or responsibilities in effect immediately prior to such reduction, or (iv) a material breach of this Agreement by the Company.

7.2	By Company.

(a)	Without Cause. The Company may terminate Executive’s employment with the Company at any time without Cause (as defined below) upon thirty (30) days’ advance written notice to Executive. Upon such termination, Executive will be entitled to receive his Accrued Compensation. In addition, subject to Section 11 and provided that Executive executes a full general release in a form satisfactory to the Company releasing all claims, known or unknown, that Executive may have against the Company and its affiliates and such release has become effective in accordance with its terms prior to the sixtieth (60th) day following Executive’s termination date, then Executive shall be entitled to

(i)	payment by the Company in a lump sum on the sixtieth (60th) day following Executive’s employment termination date of an amount equal to the sum of (A) twelve (12) months of Executive’s base salary and (B) twelve (12) months of the Guaranteed Bonus, based in each case on Executive’s base salary rate in effect immediately prior to Executive’s termination of employment; and

(ii)	payment by the Company of the premiums required to continue Executive’s group health care coverage under the applicable provisions of COBRA, provided that Executive timely elects to continue such coverage under COBRA, for a period ending on the first to occur of (A) the date twelve (12) months following Executive’s termination of employment, (B) the date Executive ceases to be eligible for coverage under COBRA, and (C) the date Executive becomes eligible for health care coverage through another employer; and

(iii)	acceleration in full, effective as of Executive’s final: day of employment, of the vesting and/or exercisability of all then outstanding equity awards held by Executive.

(b)	For Cause. The Company may terminate Executive’s employment with the Company at any time for Cause following written notice to Executive of his act(s) or failure(s) to act constituting Cause for termination and, if such condition is capable of cure, Executive’s failure to cure such condition within thirty (30) days following such notice. Upon such termination, Executive will be entitled to receive only his Accrued Compensation.

(c)	Cause Defined. For purposes of this Agreement, “Cause” shall be deemed to exist if Executive shall at any time: (i) commit a material breach of this Agreement, (ii) be guilty of gross negligence or willful misconduct in connection with or affecting the business or affairs of the Company, (iii) be guilty of insubordination, (iv) engage in material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of the Company, or (v) be convicted of, or plead no contest to, a felony criminal offense. Termination of Executive’s employment as a result of Executive’s death or Disability shall not constitute termination “without Cause.”

7.3	Death and Disability.

(a)

Executive’s employment with the Company will automatically terminate upon his death. Further, the Company reserves the right to terminate Executive’s employment with the Company at any time during which Executive has a Disability (as defined below). Upon termination of Executive’s employment due to death or Disability, Executive or his estate will be entitled to receive his Accrued Compensation. In addition, subject to Section 11 and provided that Executive or the representative of Executive’s estate executes a full general release in a form satisfactory to the Company releasing all claims, known or unknown, that Executive may have against the Company and its affiliates and such release has become effective in accordance with its terms prior to the sixtieth

(60th) day following Executive’s termination date, then in the event of such termination of Executive’s employment due to death or Disability, Executive or his estate shall be entitled to the payments and benefits set forth in Section 7.2(a) above.

(b)	For purposes of this Agreement, a “Disability” means a physical or mental impairment that prevents Executive from performing the essential duties of his position, with or without reasonable accommodation, for (i) a period of sixty (60) consecutive calendar days, or (ii) an aggregate of ninety (90) work days in any six (6) month period. A determination that Executive has incurred a Disability will be made by the Company, in its sole discretion, but in consultation with a physician selected by the Company, provided that such selected physician consults with Executive’s physician in addition to any examination of Executive and/or other tests on Executive that such selected physician performs or orders to be performed, and Executive hereby agrees to submit to any such examinations and/or other tests from time to time. Notwithstanding the foregoing, any termination of employment due to a Disability will be made in accordance with applicable local laws.

8.	Change of Control

8.1	Effect of Non-Assumption of Equity Awards upon Change of Control. Notwithstanding any provision to the contrary contained in any plan or agreement evidencing an equity award granted to Executive pursuant to this Agreement (unless such plan or agreement expressly disclaims this Section 8.1) and except as otherwise provided by Section 11, in the event of a Change of Control in which both (a) the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the “Acquiring Corporation”), does not assume or continue the Company’s rights and obligations under such then-outstanding equity award of Executive or substitute for such then-outstanding equity award of Executive substantially equivalent equity awards for the Acquiring Corporation’s stock, and (b) the Company does not cancel such equity award of Executive in exchange for payment to Executive with respect to each vested and unvested share underlying such equity award in cash or other property having a fair market value equal to the fair market value of the consideration to he paid per share of common stock of the Company pursuant to the Change of Control transaction (less the exercise price per share subject to the award, if applicable), then the vesting, exercisability and settlement of such equity award which is not assumed, continued, substituted for or canceled in exchange for payment by the Company shall be accelerated in full effective immediately prior to but conditioned upon the consummation of the Change of Control, provided that Executive remains an employee of the Company immediately prior to the Change of Control.

8.2	Effect of Termination Following Change of Control. In the event that upon or within one (1) year following a Change of Control either Executive voluntarily terminates his employment with the Company for Good Reason or the Company terminates Executive’s employment with the Company without Cause, Executive will be entitled to receive his Accrued Compensation. In addition, subject to Section 11 and provided that Executive executes a full general release in a form satisfactory to the Company releasing all claims, known or unknown, that Executive may have against the Company and its affiliates and such release has become effective in accordance with its terms prior to the sixtieth (60th) day following Executive’s termination date, then Executive shall be entitled to the following in lieu of the payments and benefits to which Executive would otherwise be entitled upon such termination in accordance with Section 7.1(b) or Section 7.2(a), as applicable:

(a)	payment by the Company in a lump sum on the sixtieth (60th) day following Executive’s termination of employment of an amount equal to the sum of (i) two (2) times Executive’s annual base salary and (ii) two (2) times the Guaranteed Bonus, based in each case on Executive’s based salary rate as in effect either immediately prior to Executive’s termination of employment or immediately prior to the consummation of the Change of Control, whichever is greater; and

(b)	payment by the Company of the premiums required to continue Executive’s group health care coverage under COBRA, or, following cessation of eligibility under COBRA, under an individual health care plan, for a period ending on the first to occur of (i) the date twenty-four (24) months following Executive’s separation from service, and (ii) the date Executive becomes eligible for health care coverage through another employer, provided that in no event will the Company’s payment obligation exceed the then effective premium rate for group health care continuation coverage under COBRA; and

(c)	acceleration in full, effective as of Executive’s final day of employment, of the vesting and/or exercisability of all then outstanding equity awards held by Executive.

8.3	Section 280G. If, due to the payments and benefits provided by Section 8 and any other payments and benefits to which Executive is entitled pursuant to this Agreement or otherwise, Executive would be subject to any excise tax pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), due to characterization of any such payments or benefits as excess parachute payments pursuant to Section 280G(b)(l) of the Code, the amounts payable under Section 8 will be reduced (to the least extent possible) in order to avoid any “excess parachute payment” under Section 280G(b)(1) of the Code. Any reduction in the payments and benefits required by this Section 8.3 will be made in the following order: (i) reduction of cash payments; (ii) reduction of accelerated vesting of equity awards other than stock options; (iii) reduction of accelerated vesting of stock options; and (iv) reduction of other benefits paid or provided to Executive. hi the event that acceleration of vesting of equity awards is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of Executive’s equity awards. If two or more equity awards are granted on the same date, each award will be reduced on a pro-rata basis.

8.4	Change of Control Defined. For purposes of this Agreement, “Change of Control” means the earliest to occur of the following events:

(a)	the acquisition or ownership by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, and any successor statute, as it may be amended from time to time (the “Exchange Act”)) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of the combined voting power of the outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); or

(b)	as a result of or in connection with either an actual or threatened election contest (“Election Contest”) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors (“Proxy Contest”) subject in any such event to Rule 14(a)-12(c) under the Exchange Act, the individuals comprising the Company’s Board of Directors immediately before such Election Contest or Proxy Contest cease to constitute a majority of the Board of Directors; or

(c)	consummation of a reorganization, merger, consolidation or similar corporate transaction, or series of related such transactions, as a result of which the holders of Outstanding Voting Securities immediately prior to such transaction(s) fail to retain immediately after such transaction(s) direct or indirect beneficial ownership of more than fifty percent (50%) of the Outstanding Voting Securities determined immediately after such transaction(s); or

(d)	the sale, exchange or other disposition of all or substantially all of the assets of the Company; or

(e)	approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

9.	Confidential Information

9.1	Executive acknowledges that, during the course of his employment with the Company, he will have access to confidential business information and secrets. Executive agrees, both during the term of his employment and following its termination, that he will hold the confidential business information and secrets in the strictest confidence, and that he will not use or attempt to use or disclose any business secret, intellectual property, customer list, or other confidential information to any other person or entity without the prior written authorization of the Company.

9.2	The restrictions of clause 9.1 do not apply to any confidential information that (a) has entered into the public domain other than by a breach of this Agreement or other obligation of confidentiality of which Executive is aware, or (b) solely to the extent and for the duration required, is required to be disclosed under a validly-issued court order, pursuant to a request by government regulators, and which disclosure the Company is unable legally to prevent.

10.	Further Obligations of Executive

10.1	Executive shall comply with all applicable rules of law, securities laws, regulations, and codes of conduct of the Company in effect from time to time in relation to dealings in shares, notes, debentures, or other securities.

10.2	Executive represents that his employment with the Company does not violate any prior agreement with a former employer or third party.

11.	Application of Section 409A

11.1	Notwithstanding anything contained in this Agreement to the contrary, no amount payable on account of Executive’s termination of employment which constitutes a “deferral of compensation” (“Section 409A Deferred Compensation”) within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Code (the “Section 409A Regulations”) shall be paid unless and until Executive has incurred a “separation from service.” For purposes of this Agreement, “separation from service” shall have the meaning of such term as defined by the Section 409A Regulations. Furthermore, if Executive is a “specified employee” within the meaning of the Section 409A Regulations as of the date of Executive’s separation from service, no amount that constitutes Section 409A Deferred Compensation which is payable on account of Executive’s separation from service shall be paid to Executive before the date (the “Delayed Payment Date”) which is first day of the seventh (7th) month after the date of Executive’s separation from service or, if earlier, the date of Executive’s death following such separation from service. All such amounts that would, but for this Section, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

11.2	To the extent that all or any portion of the Company’s payment of or reimbursement to Executive for the cost of health care coverage premiums pursuant to Sections 7.1(b)(ii), 7.2(a), or 8.2(b) (the “Company-Provided Benefits”) would exceed an amount for which, or continue for a period of time in excess of which, such Company Provided Benefits would qualify for an exemption from treatment as Section 409A Deferred Compensation, then, for the duration of the applicable period during which the Company is required to provide such benefits: (a) the amount of Company-Provided Benefits furnished in any taxable year of Executive shall not affect the amount of Company-Provided Benefits furnished in any other taxable year of Executive; (b) any right of Executive to Company-Provided Benefits shall not be subject to liquidation or exchange for another benefit; and (c) any reimbursement for Company-Provided Benefits to which Executive is entitled shall be paid no later than the last day of Executive’s taxable year following the taxable year in which Executive’s expense for such Company-Provided Benefits was incurred.

11.3	Any equity award which constitutes Section 409A Deferred Compensation and which would vest and become payable upon a Change of Control in accordance with Section 8.1 shall vest in full as provided by Section 8.1 but shall be converted automatically at the effective time of such Change of Control into a right to receive in cash on the date or dates such award would have been settled in accordance with its then existing settlement schedule (or on such earlier date as provided by Section 8.2(c)) an amount or amounts equal in the aggregate to the intrinsic value of the equity award at the time of the Change of Control.

11.4	Notwithstanding any provision of this Agreement to the contrary, to the extent that any amount constituting Section 409A Deferred Compensation would become payable under this Agreement solely by reason of a Change of Control, such amount shall become payable only if the event constituting a Change of Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of the Section 409A Regulations.

11.5	The Company intends that income provided to Executive pursuant to this Agreement will not be subject to taxation under Section 409A of the Code. The provisions of this Agreement shall be interpreted and construed in favor of satisfying any applicable requirements of Section 409A and the Section 409A Regulations. However, the Company does not guarantee any particular tax effect for income provided to Executive pursuant to this Agreement. In any event, except for the Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to Executive, the Company shall not be responsible for the payment of any applicable taxes incurred by Executive on compensation paid or provided to Executive pursuant to this Agreement.

12.	Miscellaneous

12.1	This Agreement, the Company’s 2009 Equity Incentive Plan and the equity award agreements thereunder evidencing the awards described in Section 4.3, and the Company’s Employee Nondisclosure, Confidentiality and Inventions Assignment Agreement constitute the entire agreement and understanding between the Company and Executive and supersede any other agreements, whether oral or written, with respect to the subject matter of this Agreement. This Agreement may only be modified or amended by a further agreement in writing signed by the parties hereto.

12.2

In the event of any dispute or claim relating to or arising out of Executive’s employment relationship with the Company, this Agreement, or the termination of Executive’s employment with the Company for any reason (including, but not limited to, any claims of breach of contract, wrongful termination or age, sex, race, national origin, disability or other discrimination or harassment), Executive and the Company agree that all such disputes shall be fully, finally and exclusively resolved by binding arbitration conducted before a single neutral arbitrator pursuant to the rules for arbitration of employment disputes by the American Arbitration Association in the counties of Riverside or Los Angeles, California. The arbitrator shall permit adequate discovery and is empowered to award all remedies otherwise available in a court of competent jurisdiction and any judgment rendered by the arbitrator may be entered by any court of competent jurisdiction. The arbitrator shall issue an award in writing and state the essential findings and conclusions on which the award is based. BY EXECUTING THIS AGREEMENT, EXECUTIVE AND THE COMPANY ARE BOTH WAIVING THE RIGHT TO A JURY TRIAL WITH RESPECT TO ANY SUCH DISPUTES. The Company shall bear the costs of the arbitrator, forum and filing fees. Each party shall bear its own respective attorney fees and all other costs, unless otherwise provided by law and awarded by the arbitrator.

12.3	This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts when taken together shall constitute one and the same original.

12.4	Except to the extent that applicable law requires that any specific action be taken or performed by the Company’s Compensation Committee, or to the extent otherwise provided in this Agreement, any action to be taken or performed, or direction to be provided, by the Company under this Agreement may be taken, performed, or provided at the direction of the President and Chief Operating Officer of the Company or another executive officer of the Company, as determined from time to time by the Company’s Board of Directors or Chief Executive Officer.

12.5	Any waiver by the Company of any provision, or any breach of any provision, of this Agreement shall not operate or be construed as a waiver of any subsequent breach of such provision or any other provision herein.

12.6	Due to the personal nature of the services contemplated under this Agreement, this Agreement and Executive’s rights and obligations hereunder may not be assigned by Executive. The Company may assign its rights, together with its obligations hereunder, in connection with any sale, transfer, or other disposition of all or substantially all of its business and/or assets, provided that any such assignee of the Company agrees to be bound by the provisions of this Agreement.

12.7	All payments under this Agreement shall be subject to reduction for taxes and other withholdings required to be withheld by law.

12.8	This Agreement is governed by and shall be construed in accordance with the laws of the State of California, and without giving effect to conflict of law principles.

[Signature Page on Following Page]

THE PARTIES TO THIS AGREEMENT HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND EACH AND EVERY PROVISION CONTAINED HEREIN. WHEREFORE, THE PARTIES HAVE EXECUTED THIS AGREEMENT ON THE DATES SHOWN BELOW.

Heckmann Corporation

By:	/s/ Richard J. Heckmann	Date:	November 9, 2011
Name: Richard J. Heckmann
Title: Chairman of the Board & CEO

Executive

By:	/s/ W. Christopher Chisholm	Date:	November 9, 2011
W. Christopher Chisholm